October 29, 2015
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Re: Notice of Disclosure filed in the Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Santander Consumer USA Holdings Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which was filed with the Securities and Exchange Commission on October 29, 2015.
Very truly yours,
/s/ Eldridge A. Burns, Jr.
Name: Eldridge A. Burns, Jr.
Title: Chief Legal Officer and General Counsel